Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING FINAL SETTLEMENT IN A CLASS ACTION

Tel Aviv, Israel, September 27, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today in further to its announcements dated April 6, 2016 and May 2, 2017 regarding class action #1318/99 (Gadish v. Elscint et. al.), that the court approved in principle a revised settlement with the Plaintiffs according to which the Plaintiffs will receive compensation in the total amount of NIS 50 million (approximately USD14 million) (the “Settlement”). The Company is expected to pay NIS 5 million (approximately USD1.4 million) of the said amount. The main changes from the original settlement relate to the amount of the Settlement and the manner in which the Settlement funds will be allocated.

The court instructed the parties to provide a final settlement agreement according to the changes approved in its decision, and further decided that it will provide final approval of the Settlement upon submission to such a final settlement agreement.

For further information with regards to the class action, please see Note 14B. (1) of our Annual Consolidated Financial Statements as of December 31, 2015 filed as Exhibit 99.1 to our Report on Form 8-K filed with the SEC on March 31, 2016.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com